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                                                                     EXHIBIT 8.1

                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
                            SIGNIFICANT SUBSIDIARIES
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                                                                                  COUNTRY OF
                    SUBSIDIARY                                                  INCORPORATION
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
INGENIEROS CIVILES ASOCIADOS, S.A. DE C.V.                                       MEXICO
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ICA -FLUOR DANIEL, S. DE R.L. DE C.V.                                            MEXICO
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RODIO CIMENTACIONES ESPECIALES, S.A.                                             SPAIN
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ICA PANAMA, S.A.                                                                 PANAMA
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CONSTRUCTORAS ICA, S.A. DE C.V.                                                  MEXICO
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ICATECH CORPORATION                                                              UNITED STATES
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PROMOTORA E INVERSORA ADISA, S.A. DE C.V.                                        MEXICO
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CONTROLADORA DE EMPRESAS DE VIVIENDA, S.A. DE C.V.                               MEXICO
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CONTROLADORA DE OPERACIONES DE INFRAESTRUCTURA,
S.A. DE C.V.                                                                     MEXICO
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